SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of December, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: EEV 2004 Restatement

EMBARGO: 07.00 hours, Tuesday 13 December 2005



                                 Prudential plc


Further detail on 2004 European Embedded Value Results previously published on 2
                                   June 2005


Prudential plc publishes today its 2004 embedded value financial information restated from the Achieved Profits Basis to European Embedded Value (EEV) Principles, and also for the effects of International Financial Reporting Standards (IFRS) and other accounting policy changes implemented earlier in the year. The Group's underlying capital strength, cashflow and dividend policy are not affected by the adoption of either EEV or IFRS. Today's disclosure provides further detail to that given on 2 June 2005, and reflects certain minor revisions to the methodology used.


Prudential believes that the EEV methodology represents an improvement over the various embedded value reporting methods previously used across Europe and supports its introduction. Prudential re-iterates its belief that embedded value reporting provides investors with a more informed measure of the underlying profitability of the Group's long-term businesses and is an important supplement to statutory accounts.


As a member of the CFO Forum Prudential will adopt European Embedded Value Principles for its 2005 year-end results. This will replace the Achieved Profit basis, the current supplementary basis of reporting. The adoption by Prudential of the EEV methodology, together with IFRS, results in a 2% reduction in the Group's total shareholders' funds to GBP8.6bn and an uplift of 8% in the value of new business for the year ending 31 December 2004 to GBP741m.


The main impact on the results arises from the effect of changes to the assumed level of locked-in capital allocated to each business, the adoption of product-specific risk discount rates, and an explicit valuation of the time value of options and guarantees.


Highlights of the results on an EEV basis are shown below.

                                                                      AP basis
                                              EEV basis (3)         Restated (3)
                                                      2004                 2004
                                                      GBPm                  GBPm
New Business Profits                                   741                  688
New Business Margin (1)                                40%                  37%
New Business Margin (2)                                 5%                    -
Long-term Business Operating Profit Before Tax       1,328                1,249
Total Operating Profit Before Tax                    1,274                1,239
Total EEV Shareholders' Funds                        8,615                8,762



(1)EEV and AP basis profits expressed as a percentage of annual premium equivalent (APE) of insurance sales.

(2)EEV basis profits expressed as a percentage of the present value of new business premiums.

(3) Both the AP and EEV bases include the effects of IFRS and other accounting policy changes implemented earlier in the year.



                                     -ENDS-


Enquiries to:

Media                                          Investors/Analysts

Jon Bunn                  020 7548 3559        James Matthews      020 7548 3561
Joanne Davidson           020 7548 3708        Marina Novis        020 7548 3511
William Baldwin-Charles   020 7548 3719


Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP187bn in assets under management, as at 31 December 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements


This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


Note:


(1)CFO Forum

The CFO Forum is a high-level discussion group formed and attended by the Chief Financial Officers of major European listed, and some non-listed, insurance companies. Its aim is to discuss issues relating to proposed new accounting regulations for their businesses and how they can create greater transparency for investors. The Forum was created in 2002. For more information go to www.cfoforum.nl.


(2)Revisions to methodology

                                                                LT business    Total operating EEV shareholders'
                                                           operating profit  profit before tax             funds
                                                                 before tax
EEV basis as published on 2 June 2005 before accounting           GBP1,238m          GBP1,212m         GBP8,481m
policy changes
Accounting policy changes as published on 2 June 2005(1)            GBP101m             GBP95m           GBP166m
EEV basis reflecting accounting policy changes                    GBP1,339m          GBP1,307m         GBP8,647m

Revisions to methodology:


Reclassification of Asia profits(2)                                GBP(11)m          GBP(11)m
Intra-group adjustment (3)                                                           GBP(22)m
Mark to market value of JNL surplus note borrowings(4)                                                 GBP (32)m
EEV basis as published on 13 December 2005                        GBP1,328m          GBP1,274m         GBP8,615m


(1) The accounting policy changes for operating profits primarily reflect the discretionary change of accounting policy for longer term returns as published on 2 June 2005. The GBP166m reflects the impact of IFRS changes as published on 2 June 2005.

(2) Reflects a reclassification of profits from operating to non-operating profits with no effect on shareholders' funds.

(3) The intra-group adjustment is made to deduct profits for internal fund management business in respect of covered long-term business.

(4)  This reflects the mark to market value on JNL surplus note borrowings.




EUROPEAN EMBEDDED VALUE (EEV) BASIS SUPPLEMENTARY INFORMATION
YEAR ENDED 31 DECEMBER 2004

RESULTS ANALYSIS BY BUSINESS AREA
                                                                                                        Achieved
                                                                                                         Profits
                                                                                                      (AP) basis
                                                                                                EEV     Restated
                                                                                               2004         2004
                                                                                      Note     GBPm         GBPm
UK and Europe Operations
New business                                                                         5. 15      241          220
Business in force                                                                        6      245          230
Long-term business                                                                              486          450
M&G                                                                                             136          136
Egg                                                                                              61           61
Total                                                                                           683          647
US Operations
New business                                                                         5. 15      145          156
Business in force                                                                        6      237          271
Long-term business                                                                              382          427
Broker-dealer and fund management                                                                15           15
Curian                                                                                         (29)         (29)
Total                                                                                           368          413
Asian Operations
New business                                                                         5. 15      355          312
Business in force                                                                        6      105           60
Long-term business                                                                              460          372
Fund management                                                                                  19           19
Development expenses                                                                           (15)         (15)
Total                                                                                           464          376
Other Income and Expenditure
Investment return and other income                                                      15        0           44
Interest payable on core structural borrowings                                                (154)        (154)
Corporate expenditure:
Group Head Office                                                                              (51)         (51)
Asia Regional Head Office                                                                      (29)         (29)
Charge for share-based payments for Prudential schemes                                          (7)          (7)
Total                                                                                         (241)        (197)
Operating profit from continuing operations based on longer-term investment returns
before exceptional items                                                                      1,274        1,239
Analysed as profits (losses) from:
New business                                                                             5      741          688
Business in force                                                                        6      587          561
Long-term business                                                                            1,328        1,249
Asia development expenses                                                                      (15)         (15)
Other operating results                                                                        (39)            5
Total                                                                                         1,274        1,239

The Achieved Profits basis results shown for comparative purposes have been restated from those published in the 2004 Annual Report and are as reported in the 2005 Interim Report published on 27 July 2005. The restatement reflects the application of the changes to accounting policy that the Group expects to apply in its full year 2005 IFRS basis financial statements to the extent applicable. The results of long-term business operations are significantly altered only for the changed basis of determining longer-term investment returns credited to operating results. Details of the altered basis, which is also applied for EEV basis reporting, are shown in note 4b.


SUMMARISED CONSOLIDATED PROFIT AND LOSS ACCOUNT - EEV BASIS
YEAR ENDED 31 DECEMBER 2004                                                                             Achieved
                                                                                                         Profits
                                                                                                      (AP) basis
                                                                                                  EEV   Restated
                                                                                                 2004       2004
                                                                                      Note       GBPm       GBPm
Operating profit from continuing operations based on longer-term investment returns before exceptional items
UK and Europe Insurance Operations                                                                486        450
M&G                                                                                               136        136
Egg                                                                                                61         61
UK and Europe Operations                                                                          683        647
US Operations                                                                                     368        413
Asian Operations                                                                                  464        376
Other Income and Expenditure                                                                    (241)      (197)
Operating profit from continuing operations based on longer-term investment returns             1,274      1,239
before exceptional items+
Short-term fluctuations in investment returns                                            7        570        587
Shareholders' share of actuarial gains and losses on defined benefit pension schemes             (12)       (12)
Effect of changes in economic assumptions and time value of cost of options and          8       (48)      (100)
guarantees
Profit from continuing operations before tax (including actual investment returns)              1,784      1,714
Tax                                                                                      9      (553)      (491)
Profit from continuing operations for the financial year after tax before minority              1,231      1,223
interest
Discontinued operations (net of tax)                                                             (94)       (94)
Total profit for the year                                                                       1,137      1,129
Attributable to:
Equity holders of the parent company                                                            1,138      1,130
Minority interest                                                                                 (1)        (1)
Total profit for the year                                                                       1,137      1,129

+ Operating profit and operating earnings per share include investment returns at the expected long-term rate of return but exclude exceptional items. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout this EEV basis supplementary information.

EARNINGS PER SHARE - EEV BASIS
YEAR ENDED 31 DECEMBER 2004
                                                                                                        Achieved
                                                                                                         Profits
                                                                                                      (AP) basis
                                                                                                 EEV    Restated
                                                                                     Note       2004        2004
Continuing operations
From operating profit, based on longer-term investment returns, after tax and related minority interest
of GBP916m (GBP880m)                                                                   10      43.2p       41.5p
Based on profit from continuing operations after minority interest of GBP1,205m        10      56.8p       56.4p
(GBP1,197m)
Discontinued operations
Based on loss from discontinued operations after minority interest of GBP(67)m                (3.1)p      (3.1)p
(GBP(67)m)
Total - based on total profit for the financial year after minority interest of         -      53.7p       53.3p
GBP1,138m (GBP1,130m)
Average number of shares (million)                                                             2,121       2,121

DIVIDENDS PER SHARE
YEAR ENDED 31 DECEMBER 2004
                                                                                                        Achieved
                                                                                                         Profits
                                                                                                      (AP) basis
                                                                                                 EEV    Restated
                                                                                                2004        2004
Dividends relating to the financial year:
Interim dividend                                                                               5.19p       5.19p
Final dividend                                                                                10.65p      10.65p
Total                                                                                         15.84p      15.84p
Dividends declared and paid in the financial year
Current year interim dividend                                                                  5.19p       5.19p
Final dividend for prior year                                                                 10.29p      10.29p
Total                                                                                         15.48p      15.48p

MOVEMENT IN SHAREHOLDERS' CAPITAL AND RESERVES
(EXCLUDING MINORITY INTEREST) - EEV BASIS
YEAR ENDED 31 DECEMBER 2004
                                                                                                        Achieved
                                                                                                         Profits
                                                                                                      (AP) basis
                                                                                                 EEV    Restated
                                                                                                2004        2004
                                                                                     Note       GBPm        GBPm
Profit for the year (net of minority interest)                                                 1,138       1,130
Items taken directly to equity
Exchange movements                                                                             (239)       (240)
Related tax                                                                                      (1)          12
Proceeds from Rights Issue, net of expenses                                                    1,021       1,021
Other new share capital subscribed                                                               119         119
Dividends                                                                                      (323)       (323)
Reserve movements in respect of share-based payments                                              10          10
Own shares:
Own shares purchased in respect of share-based payment plans                                     (4)         (4)
Movement on Prudential plc shares purchased by unit trusts newly consolidated                     14          14
under IFRS
Net increase in shareholders' capital and reserves                                     12      1,735       1,739
Shareholders' capital and reserves, at beginning of year (excluding minority interest):
    As previously reported on the Achieved Profits basis                                       7,005       7,005
    Adjustments on implementation of statutory IFRS (excluding IAS 32, IAS 39                     18          18
    and IFRS 4)
    Adjustments on implementation of European Embedded Value (EEV) methodology                 (143)           -
As restated                                                                            12      6,880       7,023
Shareholders' capital and reserves at end of year (excluding minority interest)  11,12,15      8,615       8,762

Analysed as:
    As previously reported on the Achieved Profits basis                                       8,596       8,596
    Adjustments on implementation of statutory IFRS (excluding IAS 32, IAS 39          15        166         166
    and IFRS 4)
    Adjustments on implementation of European Embedded Value (EEV) methodology         15      (147)           -
                                                                                               8,615       8,762

Comprising:
UK and Europe Operations:
    Long-term business                                                                         4,228       4,051
    M&G:
        Net assets                                                                               300         300
        Acquired goodwill                                                                      1,153       1,153
    Egg                                                                                          273         273
                                                                                               5,954       5,777
US Operations                                                                                  2,570       2,596
Asian Operations:
    Net assets                                                                                 1,631       1,736
    Acquired goodwill                                                                            292         292
Other operations:
    Holding company net borrowings                                                           (1,299)     (1,106)
    Other net liabilities                                                                      (533)       (533)
                                                                                   11,12,15    8,615       8,762


NET ASSET VALUE PER SHARE
Based on EEV (AP restated) basis shareholders' funds of GBP8,615m (GBP8,762m)                   363p        369p
Number of shares at year end (million)                                                         2,375       2,375

SUMMARISED CONSOLIDATED BALANCE SHEET - EEV BASIS
31 DECEMBER 2004
                                                                                                        Achieved
                                                                                                         Profits
                                                                                                      (AP) basis
                                                                                                 EEV    Restated
                                                                                                2004        2004
                                                                                     Note       GBPm        GBPm
Total assets less liabilities, excluding insurance funds                                     148,639     148,639
Less insurance funds*:
    Technical provisions (net of reinsurers' share) and unallocated surplus of             (144,149)   (144,149)
with-profits funds
    Less shareholders' accrued interest in the long-term business                              4,125       4,272
                                                                                           (140,024)   (139,877)
Total net assets                                                                   12, 15      8,615       8,762

Share capital                                                                                    119         119
Share premium                                                                                  1,558       1,558
Other statutory basis shareholders' profit (following adoption of IFRS)                        2,813       2,813
Additional EEV basis retained profit                                                           4,125       4,272
Shareholders' capital and reserves (excluding minority interest)                   12, 15      8,615       8,762
*Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.



NOTES ON THE EEV PROFITS BASIS SUPPLEMENTARY INFORMATION



1. BASIS OF PREPARATION


The European Embedded Value ("EEV") results for the Group include the results for the covered business on the EEV basis. These results are then combined with the IFRS basis results of the Group's other operations.


With two exceptions, covered business comprises the Group's long-term business operations. The definition of long-term business operations is consistent with previous practice under Modified Statutory Basis and Achieved Profits basis reporting. Under the EEV principles, the results for covered business now incorporate the projected margins of attaching internal fund management.


The exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and in respect of the Group's defined benefit pension schemes. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund. As regards the Group's defined benefit pension schemes, the deficits attaching to the Prudential Staff Pension Scheme and Scottish Amicable scheme are excluded. These deficits are partially attributable to the PAC with-profits fund and shareholder backed long-term business. Further details are explained in note 2f.


The EEV basis results have been prepared in accordance with the European Embedded Value principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the addition of Additional Guidance on EEV Disclosures published in October 2005. Where appropriate the EEV basis results include the effects of adoption of International Financial Reporting Standards.


These statements also include comparative basis results on the Achieved Profits basis. The Achieved Profits basis results reflect the results of the Group's long-term business operations on that basis and IFRS basis results of the Group's other operations. The Achieved Profits basis results for long-term business have been prepared in accordance with the guidance issued by the Association of British Insurers (ABI) in December 2001 'Supplementary Reporting for Long-term Insurance Business (the Achieved Profits Method)'.


The EEV and Achieved Profits basis information contained in these statements is supplementary to the Statutory Financial Statements included in the Group's 2004 Annual Report. These statements should be read in conjuction with the financial statements and supplementary Achieved Profits basis information published in the Group's 2005 Interim Report. The Group's EEV basis results included in these statements may require adjustment before its inclusion as comparatives in the EEV Supplementary Information to the 2005 Statutory Financial Statements due to the continuing work of the IASB and possible amendments to the interpretative guidance and the Group's accounting policies.


The Directors are responsible for the preparation of the Supplementary Information in accordance with the EEV Principles.


2. METHODOLOGY


a) Embedded Value


Overview


The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:


* Present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in ('encumbered') capital;

* Locked-in ('encumbered') capital; and

* Shareholders' net worth in excess of encumbered capital.


The value of future new business is excluded from the embedded value.


Notwithstanding the basis of presentation of results (as explained in notes 4 and 6), no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or the profit before tax.


Value of In-Force Business


The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment return, expenses, surrender levels and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows that are not otherwise allowed for.


The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis and, prior to IFRS adoption, the Modified Statutory Basis under UK GAAP. However, since the embedded value basis reflects discounted future cash flows under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year.


Cost of Capital


A charge is deducted from the embedded value for the cost of capital supporting the Group's long-term business. This capital is referred to as encumbered capital. The cost is the difference between the nominal value of the capital and the discounted present value of the projected release of this capital allowing for investment earnings (net of tax) on the capital.


The annual result is impacted by the movement in this cost from year to year which comprises a charge against new business profit and a release in respect of the reduction in capital requirements for business in force as this runs off.


Where the capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of solvency capital. However, where business is funded directly by shareholders, the capital requires adjustment to reflect the cost of that capital to shareholders.


Financial Options and Guarantees


Nature of Options and Guarantees in Prudential's long-term business


UK and Europe Insurance Operations


The only significant financial options and guarantees in the UK and Europe insurance operations arise in the with-profits sub-fund and Scottish Amicable Insurance Fund (SAIF). With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: annual and final. Annual bonuses are declared once a year, and once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus
declaration.   The with-profits sub-fund held a provision on the pillar 1 peak 1 basis of GBP49m at 31 December 2004 to honour guarantees on a small amount of guaranteed annuity products.


Beyond the generic features described above, and the provisions held in respect of guaranteed annuities, there are very few explicit options or guarantees of the with-profits sub-fund such as minimum investment returns, surrender values, or annuity at retirement and any granted have generally been at very low levels.


The Group's main exposure to guaranteed annuities in the UK is through SAIF and a provision on the pillar 1 peak 1 basis of GBP648m was held in SAIF at 31
December 2004 to honour the guarantees.   With this exception, SAIF with-profits
policies do not guarantee minimum rates of return to policyholders.



Jackson National Life


The principal options and guarantees valued under EEV for Jackson National Life are associated with the fixed annuity and variable annuity lines of business.


Fixed annuities provide that at Jackson National Life's discretion it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.5% to 5.5%, depending on the particular product, jurisdiction where issued, and date of issue. At 31 December, 2004, 73% of the fund relates to policies with guarantees of 3% or less. The average guarantee rate is 3.3%.


Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring JNL to liquidate assets at an inopportune time.


Variable annuity contracts may contain guarantees of certain minimum payments in the event of death, withdrawal or annuitisation. These guarantees may be related to (a) the amount of total deposits made to the contract adjusted for any partial withdrawals, (b) the total deposits made to the contract adjusted for any partial withdrawals, plus a minimum annual return, or (c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary.


These guarantees generally protect the policyholder's value in the event of poor equity market performance.


JNL also issues fixed indexed annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature as those described above for fixed annuities. In the case of the potential equity participation, JNL hedges this risk by purchasing futures and options on the relevant index.


Asian Operations


Subject to local market circumstances and regulatory requirements the guarantee features described above in respect of UK business broadly apply to similar types of participating contracts written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.


Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. The most significant book of non-participating business in the Group's Asian operations is Taiwan's whole of life contracts. For these contracts there are floor levels of policyholder benefits that accrue at rates set at inception which are set by reference to minimum returns established by local regulation at the time of inception. These rates do not vary subsequently with market conditions. Under these contracts the cost of premiums are also fixed at inception based on a number of assumptions at that time, including long-term interest rates, mortality assumptions and expenses. The guaranteed maturity and surrender values reflect the pricing basis.


Time Value


The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the 'intrinsic value'). The other part arises from the variability of economic outcomes in the future (the 'time value').


Where appropriate, a full stochastic valuation has been undertaken to determine the value of the in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two.


The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations such as equity volatility and credit losses reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in note 3.


b) Level of Encumbered Capital


In adopting the EEV principles, Prudential has based encumbered capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models, but when applying EEV Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in the UK and Asia, the capital available in the fund is sufficient to meet the encumbered capital requirements.


* UK: Economic capital requirements for annuity business are fully met by Pillar I requirements being 4% of mathematical reserves (as used for achieved profits reporting), which are also sufficient to meet Pillar II requirements as determined in the Individual Capital Assessment (ICA) submitted to the Financial Services Authority (FSA).


* US: Level of capital that has previously been locked in for Achieved Profits reporting, namely 235 per cent of the risk based capital required by the National Association of Insurance Commissioners at the Company Action Level
(CAL), is sufficient to meet the economic capital requirement.


* Asia: Economic capital target is substantially higher than local statutory requirements in total. Economic capital requirements vary by territory, but in aggregate, the encumbered capital is equivalent to the amount required under the Financial Conglomerates Directive (FCD) requirement.


The table below summarises the levels of encumbered capital as a percentage of the relevant statutory requirement.


                                                  Capital as a percentage of
                                                  Relevant Statutory Requirement
UK Business (excluding Annuities)                        100% of EU minimum
UK Annuity Business                                      100% of EU minimum
Jackson National Life                                    235% of CAL
Asian Operations                                         100% of FCD


c) Risk Discount Rates


Overview


Under the CFO Forum Principles, discount rates used to determine the present value of future cash flows are set equal to risk free rates plus a risk margin. The risk margin should reflect any risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect changes in risk inherent in each product group. The risk discount rate so derived does not reflect a market beta but instead reflects the risk of volatility associated with the cash flows in the embedded value model.


Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.


For Prudential's UK annuity business, which is well matched, the predominant risks are credit risk and longevity risk. For this line of business the existing achieved profits embedded values and risk discount rates have been carried over following validation by comparison to a market consistent valuation.


Allowance of Risk


The risk allowance in the risk discount rate is determined as follows:


* Market Risk


Under Capital Asset Pricing Methodology ("CAPM") the discount rate is determined as:


Discount rate = risk free rate + (beta x equity risk premium)


Under CAPM, the beta of a portfolio or product measures its relative market risk.


The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. They are determined by considering how the profits from each product are impacted by changes in expected returns on various asset classes, and by converting this into a relative rate of return it is possible to derive a product specific beta.


CAPM does not include any allowance for non-market risks since these are assumed to be fully diversifiable. For EEV purposes, however, a risk margin is added for non-diversifiable non-market risks and to cover Group level risks.


Product-specific discount rates are used in order to reflect the risk profile of each major territory and product group.


* Diversifiable Non-Market Risks


No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market risks are considered to be diversifiable.


* Non-Diversifiable, Non-Market Risks


Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been used.


A constant margin of 50bps has been added to the risk margin derived for market risk to cover the non-diversifiable non-market risks associated with the business.


Product-level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.


d) Management Actions


In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, the following areas.


* Investment allocation decisions

* Levels of reversionary bonuses and credited rates

* Total claim values


Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.


In all instances the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits sub-fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management (PPFM).


e) With-Profits Business and the treatment of the Estate


For the PAC with-profits sub-fund, the shareholders' interest in the estate is derived by increasing terminal bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. In those few extreme scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders.


f) Pension Costs


The Group operates three defined benefit schemes in the UK. The principal scheme is the Prudential Staff Pension Scheme ("PSPS"). The other two much smaller schemes are the Scottish Amicable and M&G schemes.


Under IFRS the deficits attaching to these schemes are accounted for in accordance with the provisions of IAS 19. The deficits represent the difference between the market value of the schemes' assets and the discounted value of projected future benefit payments to retired members and deferred pensioners and, to the extent of service to date, current employed members.


For PSPS the deficit is allocated between the PAC with-profits sub-fund and shareholder backed operations by reference to the activities of the members of the scheme during their period of service. For the 2004 year end the deficit was allocated in the ratio 80/20.


Under the EEV basis the IAS 19 basis deficit is initially allocated in the same manner. The shareholders' 10 per cent interest in the PAC with-profits sub-fund estate is determined after deduction of the portion of the IAS 19 basis deficits attributable to the fund. Adjustments under EEV in respect of accounting for deficits, on deferred benefit schemes are reflected as part of other operations, as shown in note 11.


Separately, the projected cash flows of in force covered business include contributions to the defined benefit schemes for future service based on the contribution basis to the schemes applying at the time of preparation of results.


g) Debt capital


Core structural debt liabilities are carried at market value.


3. ASSUMPTIONS


a) Best Estimate Assumptions


Best estimate assumptions are used for the projections, where best estimate is defined as the mean of the distribution of all possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that changes in future experience are reasonably certain.


Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumption and the stochastic variables.


b) Principal Economic Assumptions


Deterministic

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on fixed interest securities. This 'active' basis of assumption setting has been applied in preparing the results of all the Group's UK, US and European long-term business operations. For the Group's Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong.


An exception to this general rule is that for countries where long-term fixed interest markets are underdeveloped, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations.


Expected returns on equity and property asset classes are derived by adding a risk premium, also based on the long-term view of Prudential's economists in respect of each territory, to the risk free rate. In the UK the equity risk premium is 3.0 per cent above risk free rates which compares to 2.5 per cent previously used for achieved profits reporting. The equity risk premium in the US is also 3.0 per cent, unchanged from achieved profits reporting. In Asia, equity risk premiums range from 2.8 per cent to 5.3 per cent. Assumptions for other asset classes, such as corporate bond spreads, are set consistently as best estimate assumptions.


The investment return assumptions as derived above are applied to the actual assets held at the valuation date to derive the overall fund-earned rate.

The table below summarises the principal financial                                                        Achieved
assumptions.
                                                                         EEV               EEV             Profits
                                                                 31 Dec 2004    1 Jan 2004 (i)         31 Dec 2004
UK and Europe Insurance Operations
Risk discount rate
New business                                                            7.1%                                  7.2%
In-force                                                                7.1%              7.1%                7.2%
Pre-tax expected long-term nominal rates of
investment return:
UK equities                                                             7.6%              7.8%                7.1%
Overseas equities                                               7.3% to 8.3%      7.1% to 8.4%        6.8% to 7.8%
Property                                                                6.3%              6.6%                6.3%
Gilts                                                                   4.6%              4.8%                4.6%
Corporate bonds                                                         5.5%              5.8%                5.5%
Expected long-term rate of inflation                                    2.9%              3.0%                2.9%
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)                                 6.8%              7.1%                6.5%
Life business                                                           5.9%              6.1%                5.7%

US Operations (Jackson National Life)
Risk discount rate
New business                                                            6.1%                                  7.4%
In-force                                                                5.8%              5.5%                7.4%
Expected long-term spread between earned rate and
rate credited to
policyholders for single premium deferred annuity                      1.75%             1.75%               1.75%
business
US 10 year treasury bond rate at 31 December 2004                       4.3%              4.3%                4.3%
Pre-tax expected long-term nominal rate of return for                   7.3%              7.3%                7.3%
US Equities
Expected long-term rate of inflation                                    2.6%              2.3%                2.6%

Asian Operations                                                      Hong
                                                         China   Kong (iv)     India Indonesia     Japan     Korea
                                                           EEV         EEV       EEV       EEV       EEV       EEV
                                                        31 Dec 31 Dec 2004    31 Dec    31 Dec    31 Dec    31 Dec
                                                          2004                  2004      2004      2004      2004
Risk discount rate (ii)
New business                                             10.0%        8.5%     16.0%    18.75%      5.0%      7.1%
In-force                                                 10.0%        7.4%     16.0%    18.75%      5.0%      7.1%
Expected long-term rate of inflation                      3.0%        2.3%     5.25%     7.75%      0.0%     2.75%
Government bond yield                                    7.25%        4.9%    10.25%     13.0%      1.9%     3.86%

                                                      Malaysia Philippines Singapore    Taiwan  Thailand   Vietnam
                                                                                         (iii)
                                                           EEV         EEV       EEV       EEV       EEV       EEV
                                                        31 Dec 31 Dec 2004    31 Dec    31 Dec    31 Dec    31 Dec
                                                          2004                  2004      2004      2004      2004
Risk discount rate
New business                                              9.0%      16.25%      6.3%      7.1%     13.5%     15.5%
In-force                                                  8.7%      16.25%      6.4%      8.2%     13.5%     15.5%
Expected long-term rate of inflation                      3.0%       5.25%     2.25%     2.25%     3.75%      4.5%
Government bond yield                                     7.0%       10.5%      5.0%      5.5%     7.75%     9.75%

                                                                                                          Achieved
                                                                       EEV                 EEV             Profits
                                                                Asia Total                Asia                Asia
                                                                                         Total               Total
                                                               31 Dec 2004               1 Jan              31 Dec
                                                                                          2004                2004
Weighted risk discount rate (ii)
New business                                                          8.0%                                   10.3%
In-force                                                              7.9%                8.0%                9.6%



(i) Economic assumptions shown for 1 January 2004 reflect the rates applied in determining the value of in-force business at the start of 2004 as shown in note 12.


(ii) The weighted discount rates for the Asian Operations shown above have been determined by weighting each country's discount rates by reference to the EEV basis operating result for new business and in-force operating results.


(iii) Under Achieved Profits for year end 2004, for the Taiwan life operation, the projections include assumptions of phased progression from current rates to the long-term expected rate taking into account the effect on bond values of rising interest rates. A similar approach has been adopted in preparing the EEV basis results for full year 2004. The 2004 EEV basis results have been prepared on the assumption that bond rates, then at around 3 per cent, would trend to a long-term assumption of 5.5 per cent by 31 December 2010. Allowance was made for the mix of assets in the fund, our future investment strategy and the market value depreciation already held by the fund as yields rise to the assumed long-term yields. For full year 2004 EEV basis results this gave rise to an average assumed Fund Earned Rate that trends from 3.4 per cent to 5.9 per cent by 31 December 2012. There is a slight decline in the Fund Earned rate in the first few years as the depreciation of long bonds exceeds the corresponding income pick up as rates rise. Consistent with the EEV methodology a constant discount rate has been applied to the projected cashflows, as shown above.


 (iv) Hong Kong business is predominately US dollar denominated.


 (v) Assumed equity yields


The most significant equity holdings in Asian operations are in Hong Kong, Singapore and Malaysia. The geometric average equity return assumptions for these three territories at 31 December 2004 were 7.3%, 8.0% and 9.75% respectively.


c) Principal Economic Assumptions

Stochastic


The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations such as the volatilities of asset returns reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.


Details are given below of the key characteristics and calibrations of each model.


UK and Europe Insurance Operations


*Interest rates are projected using a two-factor model calibrated to actual market data.


*The risk premium on equity assets is assumed to follow a lognormal distribution.


*The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process.


*Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.


The rates to which the model has been calibrated are as follows:


Mean returns have been derived as the annualised arithmetic average return across all simulations and durations


(i) Standard deviations have been calculated by taking the variance of the annualised average return in each year across all simulations, taking the square root and averaging overall durations. For interest rates the standard deviation relates to the change in yield. The standard deviations applied are as follows:


                                                        Standard Deviation
Government Bond Yield                                         1.9%
Corporate Bond Yield                                          5.8%
Equities                                                      20.0%
Property                                                      15.0%



Jackson National Life


*Interest rates are projected using a three-factor model calibrated to actual market data.


*Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality.


*Variable Annuity equity and bond returns have been stochastically generated using a regime-switching lognormal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 17.5 per cent to 28.0 per cent depending on risk class, and the volatility of bond funds ranges from 1.6 per cent to 4.7 per cent.


Asian Operations


The same asset return model, as used in the UK, appropriately calibrated, has been used for the Asian operations. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property is not held as an investment asset.


The stochastic valuations are only of significance for the Hong Kong, Singapore, Malaysia and Taiwan operations.


The mean stochastic returns are consistent with the mean deterministic returns for each country. The volatility of equity fund returns ranges from 18 per cent to 25 per cent, and the volatility of bond yields ranges from 0.7 per cent to
3.7 per cent.


d) Demographic Assumptions


Mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of in-force business, policyholder withdrawal rates are allowed to vary in line with the emerging investment conditions according to management's expectations.


e) Expense Assumptions


Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified separately and reported separately. No productivity gains have been assumed.


Asia development and Regional Head Office expenses are charged to EEV basis results as incurred. No adjustment is made to the embedded value of covered business as the amounts of expenditure that relate to operating expenses are not material. Similarly corporate expenditure for Group Head Office, to the extent not allocated to the PAC with-profits fund is charged to the EEV basis result as incurred.


f) Inter-company Arrangements


There are no inter-company arrangements such as re-insurance or loans associated with covered business for which adjustment has been required in preparing the EEV basis results.


g) Taxation and Other Legislation


Current taxation and other legislation has been assumed to continue unaltered except where changes have been announced and the relevant legislation passed.


h) Fund Management and Service Companies


The value of future profits or losses from fund management and service companies that support the Group's covered businesses are included in the profits for new business and the in-force value of the Group's long-term business.


4. ACCOUNTING PRESENTATION


a) Analysis of profit before tax


To the extent applicable, presentation of the EEV profit for the year is consistent with the basis the Group intends to apply for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results of the Group's continuing operations including longer-term investment returns. Operating results include the impact of routine changes of estimates and non-economic assumptions. Non-operating results include certain recurrent and exceptional items that primarily do not reflect the performance in the year of the Group's continuing operations.


b) Investment return

Profit Before Tax


With the exception of fixed income investments held by Jackson National Life, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders' funds as they arise.


In the case of Jackson National Life, market value movements on fixed income securities are initially recorded as movements in shareholder reserves, reflecting the available for sale categorisation under IFRS. Similarly the value movements on derivatives are recorded in the income statement. However, it is assumed that fixed income investments will normally be held until maturity. Therefore, unrealised gains and losses on these securities are not reflected in either the achieved profits or statutory basis results and, except on realisation or impairment of investments, only income received and the amortisation of the difference between cost and maturity values are recognised to the extent attributable to shareholders. This is consistent with the basis of valuation of future cash flows of in force business, which inter alia, reflects spread basis earnings which are not directly affected by short-term value movements in fixed income securities. Similar principles apply to value movements on Jackson's derivatives that are fair valued for IFRS reporting with value movements booked in the IFRS income statement.


Investment returns reflect those earned on a market basis over the period without smoothing, but after appropriate adjustments for movements in the additional shareholders' interest recognised on the EEV basis.


Operating Profit


Investment returns, including investment gains, in respect of long-term insurance business are recognised in operating results at the expected long-term rate of return. For the purposes of calculating longer-term investment return to be included in operating results of UK operations, where equity holdings are a significant proportion of investment portfolios, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market volatility.


For the purposes of determining the long-term returns for debt securities of shareholder backed operations a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. Interest related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds. For equity-related investments of Jackson National Life, a long-term rate of return is assumed, which reflects the aggregation of risk free rates and equity risk premium.


c) Pension costs


Profit Before Tax


Movements on the shareholders' share of deficits of the Group's defined benefit pension schemes adjusted for contributions paid in the period are recorded within the profit and loss account. Consistent with the basis of distribution of bonuses and the treatment of the estate described in Notes 2d) and 2e) the shareholders' share incorporates 10 per cent of the proportion of the deficits attributable to the PAC with-profits sub-fund. The deficits are determined by applying the requirements of IAS 19.


Actuarial Gains and Losses


Actuarial gains and losses comprise

* The difference between actual and expected return on the scheme assets.

* Experience gains and losses on scheme liabilities.

* The impact of altered economic and other assumptions on the discount value of scheme liabilities.


These items are recorded in the profit and loss account but, consistent with the IFRS basis of presentation, excluded from operating results.


d) Effect of changes in economic assumptions and cost of guarantees

Movements in the value of in-force business caused by changes to economic assumptions and the cost of guarantees, (which is primarily due to economic experience over the period and changes in economic assumptions) are recorded in non-operating results.


e) Results for fund management operations


The results of the Group's fund management operations includes the profits from management of internal and external funds. For EEV basis reporting Group shareholders' other income is adjusted to deduct the expected margin for the year on management of covered business. The deduction is on a basis consistent with that used for projecting the results for covered business. Group operating profit accordingly includes the variance between actual and expected profit in respect of covered business.


f) Capital held centrally for Asia operations


In adopting the EEV principles Prudential has decided to set encumbered capital at its internal targets for economic capital. In Asia, the the economic capital target is substantially higher than the local statutory requirements in total. Accordingly, capital is held centrally for Asian operations. For the purposes of the presentation of the Group's operating results it is assumed that the centrally held capital is loaned interest free to the Asian operations. In turn the results of the Asian operations include the return on that capital and Group shareholders' other income for EEV basis reporting is consequently reduced.


g) Taxation


The EEV profit for the year for covered business is calculated initially at the post-tax level. The post-tax profit is then grossed up for presentation purposes at the effective rate of tax. In general, the effective rate corresponds to the corporation tax rate on shareholder profits of the business concerned. Under Achieved Profits, except for Jackson National Life, this basis also applied. For Jackson National Life, under achieved profits pre-tax results were determined by applying the risk discount rate to pre-tax cash flows adjusted for the impact of capital charges.


h) Foreign currency translation


Foreign currency profit and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The purpose of translating the profit and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.


The principal exchange rates applied are:

                                                                          Closing rate      Average Opening rate
                                                                                    at                        at
Local Currency: GBP                                                        31 December     for 2004    1 January
                                                                                  2004                      2004

Hong Kong                                                                        14.92        14.27        13.90
Japan                                                                           196.73       198.08       191.85
Malaysia                                                                          7.30         6.96         6.80
Singapore                                                                         3.13         3.10         3.04
Taiwan                                                                           60.84        61.10        60.78
USA                                                                               1.92         1.83         1.79



5. OPERATING PROFIT AND MARGINS FROM NEW BUSINESS


a) Profit

                                                                    EEV                        AP Basis
                                                                   2004                          2004
                                                        Pre-tax      Tax  Post-tax     Pre-tax      Tax  Post-tax
                                                           GBPm     GBPm      GBPm        GBPm     GBPm      GBPm
UK and Europe Insurance Operations                          241     (61)       180         220     (66)       154
Jackson National Life(i)                                    145     (51)        94         156     (82)        74
Asian Operations                                            355    (105)       250         312     (78)       234
Total                                                       741    (217)       524         688    (226)       462

i) Jackson National Life net of  tax
profit
Before capital charge                                                          106                             95
Capital charge                                                                (12)                           (21)
After capital charge                                                            94                             74


In determining the EEV basis value of new business written in the year the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.


b) Margins

                                                                                 EEV                    AP basis
                                                  Annual   Present                                       New      New
                                                 premium  Value of      Pre-Tax    New business     Business Business
                             New Business     equivalent       New New business       Margin          Profit   Margin
                                 Premiums                 Business
                        Single    Regular          (APE)  Premiums Contribution  (APE)      (PVNBP)             (APE)
                                                           (PVNBP)
                          2004       2004           2004      2004         2004                2004     2004     2004
                          GBPm       GBPm           GBPm      GBPm         GBPm      %            %     GBPm        %
UK and Europe            6,357        181            817     7,012          241     30          3.4      220       27
Insurance Operations
Jackson National Life    4,408         12            453     4,506          145     32          3.2      156       34
Asian Operations           662        510            576     3,404          355     62         10.4      312       54
Total                   11,427        703          1,846    14,922          741     40          5.0      688       37



New Business premiums reflect those premiums attaching to covered business including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions rebate business is classified as single recurrent premium business. Internal vesting annuity business is classified as new business where the contracts include an open market option.


New business margins are shown on two bases, namely the margins by reference to Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP). APEs are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums. PVNBPs are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.


New business contributions are determined by applying the economic and non-economic assumptions applying at the end of the period. The contributions represent profits at the end of the period.

6. OPERATING PROFIT FROM BUSINESS IN FORCE                                                             Achieved
                                                                                                        Profits
                                                                                                     (AP) basis
                                                                                                 EEV   Restated
                                                                                                2004       2004
                                                                                                GBPm       GBPm
UK and Europe Insurance Operations
Unwind of discount(i)                                                                            351        330
Cost of strengthened persistency assumption(ii)                                                 (73)       (66)
Other items(ii)                                                                                 (33)       (34)
                                                                                                 245        230
Jackson National Life
Unwind of discount                                                                                97        139
Return on surplus assets (over target                                                             36         36
surplus)
Spread experience variance                                                                        41         43
Amortisation of interest related realised gains                                                   54         54
and losses
Loss from changes to other operating assumptions                                                 (4)        (3)
Other                                                                                             13          2
                                                                                                 237        271
Asian Operations
Unwind of discount                                                                               120        113
Change in operating assumptions                                                                 (24)       (56)
(iii)
Experience variances and other                                                                     9          3
items
                                                                                                 105         60
Total                                                                                            587        561



(i) Unwind of discount is determined by reference to the value of in-force business at the start of the period as adjusted for the effect of changes in economic and operating assumptions reflected in the current period. For the unwind of discount for UK and Europe Insurance Operations included in operating results based on longer-term returns a further adjustment is made. For UK and Europe Insurance Operations the amount represents the unwind of discount on the value of in-force business at the beginning of the year (adjusted for the effect of current year assumption changes), the expected return on smoothed surplus assets retained within the main with-profits fund and the expected return on shareholders' assets held in other UK and Europe long-term business operations. Surplus assets retained within the main with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the balance sheet and for total profit reporting, asset values and investment returns are not smoothed.


(ii) The GBP73m cost of strengthened persistency assumption relates to the closed book of personal pension policies sold by the now discontinued direct sales force. The GBP33m charge for other items includes GBP21m of costs associated with complying with new regulatory requirements and restructuring and GBP12m of negative experience variances.


(iii) The difference in the effect of change in operating assumptions for the Group's Asian Operations between those recorded on the Achieved Profits and EEV basis mainly relates to the change in the treatment of investment expenses in the Taiwanese operations which under the EEV methodology is reflected in the opening shareholders' funds rather than as a change in operating assumptions.

7. SHORT-TERM FLUCTUATIONS IN INVESTMENT RETURNS
                                                                                                      Achieved
                                                                                                       Profits
                                                                                                    (AP) basis
                                                                                                EEV   Restated
                                                                                               2004       2004
                                                                                               GBPm       GBPm
Long-term business:
UK and Europe Insurance Operations (i)                                                          408        402
Jackson National Life (including mark to market value of core                                   103         97
debt) (ii)
Asian Operations (iv)                                                                            91         57
Share of investment return of funds managed by PPM America
that are consolidated into Group results
but attributable to external investors                                                            9          9

Share of profits of venture investment companies and property partnerships of the PAC with-profits fund that are consolidated into Group results but are attributable to
external investors                                                                                9          9
Movement in mark to market value of core debt held centrally                                   (63)          -
Other Operations                                                                                 13         13
Total                                                                                           570        587



(i) Short-term fluctuations in investment returns represent for UK and Europe Insurance Operations the difference between actual investment returns in the year attributable to shareholders and the expected returns as described in note 3.


(ii) Short-term fluctuations for Jackson National Life comprise:

                                                                                                      Achieved
                                                                                                       Profits
                                                                                                    (AP) basis
                                                                                                EEV   Restated
                                                                                               2004       2004
                                                                                               GBPm       GBPm
Actual investment return on investments less long-term returns included within                   73         73
operating profit (iii)
Investment return related gain due primarily to changed expectation of profits on                36         24
in-force variable annuity
    business in future periods based on current period equity returns*
Mark to market value of core debt                                                               (6)          -
                                                                                                103         97



* This adjustment arises due to market returns being higher than the assumed long-term rate of return. This gives rise to higher than expected year end values of variable annuity assets under management with a resulting effect on the projected value of future account values, and hence future profitability.


(iii) Jackson National Life - Actual investment return on investments less longer-term returns

                                                                                                    Achieved
                                                                                                     Profits
                                                                                                        (AP)
                                                                                                       basis
                                                                                               EEV  Restated
                                                                                              2004      2004
                                                                                              GBPm      GBPm
Actual realised gains less default assumption and amortisation of interest related realised     51        51
gains and losses for fixed maturity securities
Actual less long-term return on equity based investments and other items                        22        22
                                                                                                73        73



(iv) Short-term fluctuations for Asian operations for full year 2004 on the EEV basis are significantly higher than on the AP basis. This is due to movements in the EEV value of surplus assets of the PAC with-profits sub-fund for the Hong Kong branch for which an altered allocation as at 1 January 2004 has been applied.


8. EFFECT OF CHANGES IN ECONOMIC ASSUMPTIONS AND THE TIME VALUE OF COST OF OPTIONS AND GUARANTEES


The profits (losses) on changes in economic assumptions and time value of cost of options and guarantees for in-force business included within the profit on ordinary activities before tax arise as follows:

                                                                                            EEV
                                                                                      Change in
                                                                                    time value
                                                                                             of
                                                                                EEV     cost of
                                                                          Change in     options
                                                                           economic         and      EEV
                                                                        assumptions  guarantees    Total        AP
                                                                               2004        2004     2004      2004
                                                                               GBPm        GBPm     GBPm      GBPm
UK and Europe Insurance Operations                                               40          46       86      (19)
Jackson National Life                                                          (53)           6     (47)      (53)
Asian Operations                                                              (113)          26     (87)      (28)
Total                                                                         (126)          78     (48)     (100)



9. TAXATION CHARGE

The profit for the year for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. In the UK this is the UK corporation tax rate of 30%. For Jackson National Life this is generally the federal rate of 35%. For Asia, similar principles apply subject to the availability of taxable profits.


                                                                                                          Achieved
                                                                                                           Profits
The tax charge comprises:                                                                               (AP) basis
                                                                                                    EEV   Restated
                                                                                                   2004       2004
                                                                                                   GBPm       GBPm
Tax on operating profit of continuing operations
Long-term business:
UK and Europe Insurance Operations                                                                  142        134
Jackson National Life                                                                               116        135
Asian Operations(i)                                                                                 119         96
                                                                                                    377        365
Other Operations                                                                                   (27)       (14)
Total tax charge on operating profit of continuing                                                  350        351
operations
Tax on items not included in operating profit
Tax charge on short-term fluctuations in investment                                                 189        174
returns
Tax credit on actuarial gains and losses of defined benefit pension schemes                         (5)        (5)
Tax charge (credit) on effect of changes in economic assumptions and time value of cost of           19       (29)
options and  guarantees
Total tax charge on items not included in operating profit of continuing                            203        140
operations
Tax charge on profit on ordinary activities from continuing operations (including tax on actual     553        491
investment returns)
(i) Including tax relief on development expenses.



10. EARNINGS PER SHARE (EPS)                                                                           Achieved
                                                                                                        Profits
                                                                                                     (AP) basis
                                                                                               EEV     Restated
                                                                                              2004         2004
                                                                                              GBPm         GBPm
Operating EPS from continuing operations
     Operating profit before tax                                                             1,274        1,239
     Tax                                                                                     (350)        (351)
     Minority interest                                                                         (8)          (8)
     Operating profit after tax and minority interest from                                     916          880
continuing operations
     Operating EPS from continuing operations                                                43.2p        41.5p
Total EPS from continuing operations
     Total profit before tax                                                                 1,784        1,714
     Tax                                                                                     (553)        (491)
     Minority interest                                                                        (26)         (26)
     Total profit after tax and minority interest from                                       1,205        1,197
continuing operations
     Total EPS from continuing operations                                                    56.8p        56.4p
Average number of shares (million)                                                           2,121        2,121



11. SHAREHOLDERS' FUNDS - SEGMENTAL ANALYSIS                                                        Achieved
                                                                                                     Profits
                                                                                              EEV (AP) basis
                                                                                                    Restated
                                                                                             2004       2004
                                                                                             GBPm       GBPm
UK and Europe Operations
Long-term business operations: (i),(ii)                                                     4,228      4,051
M&G(vi)
Net assets of operations                                                                      300        300
Acquired goodwill(iv)                                                                       1,153      1,153
Egg (vi)                                                                                      273        273
                                                                                            5,954      5,777
US Operations
Jackson National Life (i), (net of surplus note borrowings of GBP162m (v))
Before capital charge:
Excluding assets in excess of target surplus                                                1,785      1,749
Assets in excess of target surplus                                                            801        949
                                                                                            2,586      2,698
Capital charge (iii)                                                                         (80)      (166)
After capital charge                                                                        2,506      2,532
Broker-dealer, fund management and Curian operations (vi)                                      64         64
                                                                                            2,570      2,596
Asian Operations
Long-term business (i)
Net assets of operations - EEV basis shareholders' funds                                    1,565      1,670
Acquired goodwill(iv)                                                                         231        231
Fund management (vi)
Net assets of operations                                                                       66         66
Acquired goodwill(iv)                                                                          61         61
                                                                                            1,923      2,028
Other Operations
Holding company net borrowings(v)                                                         (1,299)    (1,106)
Pension scheme deficits (net of tax) attributable to shareholders                           (152)      (152)
(vi)
Other net liabilities (vi)                                                                  (381)      (381)
                                                                                          (1,832)    (1,639)
Total                                                                                       8,615      8,762



 (i) A charge is deducted from the annual result and balance sheet value for the cost of capital for the Group's long-term business operations. The cost is the difference between the nominal value of solvency capital and the present value, at risk discount rates, of the projected release of this capital and the investment earnings on the capital. Where solvency capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of solvency capital.


(ii) The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present level of 10%. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.


(iii) In determining the cost of capital of Jackson National Life, it has been assumed that an amount equal to 235 per cent of the risk based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level must be retained. The impact of the related capital charge is to reduce Jackson National Life's shareholders' funds by GBP80m (EEV basis) GBP166m (AP basis).


(iv) Under IFRS, subject to impairment testing, goodwill is no longer amortised from the date of adoption i.e. 1 January 2004. Acquired goodwill of the Japan life business has been subject to an impairment charge included in the half year 2005 results of GBP95m.


Goodwill attaching to venture fund investment subsidiaries of the PAC with-profits fund that are consolidated under IFRS are not included in the table above as the goodwill attaching to these companies is not relevant to the analysis of shareholders' funds.


(v) Net core structural borrowings of shareholder financed operations comprise:

                                                                                                 EEV         AP
                                                                                                2004       2004
                                                                                                GBPm       GBPm
Holding company cash and short-term investments                                                1,561      1,561
Core structural borrowings - central funds                                                   (2,860)    (2,667)
Holding company net borrowings                                                               (1,299)    (1,106)
Core structural borrowings - Jackson National Life                                             (162)      (130)
                                                                                             (1,461)    (1,236)


The altered carrying value of core structural borrowings under EEV reflects the application of market values rather than IFRS basis values.


(vi) With the exception of the share of pension scheme deficits attributable to the PAC with-profits fund the amounts shown for the items in the table above that are referenced to this note have been determined on the statutory IFRS basis. The deficit for the defined benefit pension scheme reflects the statutory net of tax IFRS provision of GBP105m, augmented by GBP47m for the shareholders' share of the net of tax deficit attributable to the PAC with-profits fund.


12. RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

                                                     Long-term business operations
                                                        UK and                           Total
                                                        Europe  Jackson              long-term
                                                     Insurance National      Asian    business       Other    Group
                                                    Operations     Life Operations  operations  operations    total
                                                          GBPm     GBPm       GBPm        GBPm        GBPm     GBPm
Operating profit (including investment
return
Based on long-term rates of returns)
Long-term business:
New business (note 5)                                      241      145        355         741                  741
Business in-force (note 6)                                 245      237        105         587                  587
                                                           486      382        460       1,328                1,328
Asia development expenses                                                     (15)        (15)                 (15)
M&G                                                                                                    136      136
Egg                                                                                                     61       61
Asian Fund Management Operations                                                                        19       19
US broker-dealer and fund management                                                                    15       15
Curian                                                                                                (29)     (29)
Other income and expenditure                                                                         (241)    (241)
Operating profit (loss) from continuing                    486      382        445       1,313        (39)    1,274
operations
Short-term fluctuations in investment                      408      103         91         602        (32)      570
returns (note 7)
Actuarial gains and losses on defined benefit                                    2           2        (14)     (12)
pension schemes
Effect of changes in economic assumptions and time          86     (47)       (87)        (48)                 (48)
value of       cost of options and guarantees
(note 8)
Profit (loss) on ordinary activities                       980      438        451       1,869        (85)    1,784
before tax
(including actual investment returns)
Tax on profits (losses) of continuing operations
(note 9):
Tax on operating profit                                  (142)    (116)      (119)       (377)          27    (350)
Tax on short-term fluctuations in                        (126)     (39)       (18)       (183)         (6)    (189)
investment returns
Tax on actuarial gains and losses on defined                                     0           0           5        5
benefit pension schemes
Tax on effect of changes in economic assumptions          (28)       16        (7)        (19)                 (19)
and time value of cost of options and guarantees
Total tax (charge) credit                                (296)    (139)      (144)       (579)          26    (553)
Discontinued operations (net of tax)                                 33                     33       (127)     (94)
Minority interests                                                                                       1        1
Profit (loss) for the financial year                       684      332        307       1,323       (185)    1,138

Exchange movements                                                (175)       (86)       (261)          22    (239)
Related tax                                                                    (1)         (1)                  (1)
Development costs included above (net of tax)                                    2           2         (2)        0
borne centrally
Intra group dividends (including statutory               (130)     (66)       (44)       (240)         240        0
transfer)
External dividends                                                                                   (323)    (323)
Stock based compensation - fair value adjustment                                                        10       10
(net of tax)
Investment in operations(i)                                173       15        147         335       (335)        0
Adjustment for net of tax losses of Curian
Subsidiary owned by Jackson National Life                          (12)                   (12)          12        0
Adjustment for economic capital for Asia                                      (15)        (15)          15        0
operations held centrally
Adjustment for net of tax fund management
projected
profits of covered business                               (14)                 (2)        (16)          16        0
Consideration paid for own shares                                                                      (4)      (4)
Movement in Prudential plc shares purchased by
unit trusts
newly consolidated under IFRS                                                                           14       14
Proceeds from issues of share capital by parent                                                      1,140    1,140
company
Net increase in shareholders' capital and                  713       94        308       1,115         620    1,735
reserves

Shareholders' capital and reserves at 1
January 2004:
As previously reported on the Achieved                   3,424    2,419      1,358       7,201       (196)    7,005
Profits basis
Change on adoption of IFRS (excluding IAS 32,                                  (4)         (4)          22       18
IAS 39 and IFRS 4)
Adjustments on implementation of European Embedded          91      (7)       (97)        (13)       (130)    (143)
Value (EEV) methodology (ii)
As restated                                              3,515    2,412      1,257       7,184       (304)    6,880

Shareholders' capital and reserves at 31                 4,228    2,506      1,565       8,299         316    8,615
December 2004 (note 11)


(i) Investment in operations reflects increases in share capital. This includes certain non-cash items as a result of timing differences.


(ii) The GBP(130)m deduction for other operations at 1 January 2004 reflects the marking to market value of the Group's core structural borrowings held centrally.

                                                            Long-term business operations
                                                               UK and                          Total
                                                               Europe  Jackson             long-term
                                                            Insurance National      Asian   business      Other    Group
                                                           Operations     Life Operations operations operations    total
                                                                 GBPm     GBPm       GBPm       GBPm       GBPm     GBPm
Analysed as:
Statutory IFRS basis shareholders' funds                          877    2,568        750      4,195        556    4,751
Additional retained profit on an EEV basis                      3,351     (62)        815      4,104      (240)    3,864
EEV basis shareholders' funds at 31 December 2004               4,228    2,506      1,565      8,299        316    8,615
Comprising:
Free surplus                                                      206      769      (275)        700
Required capital                                                  433      955        814      2,202
Value of in-force business before deduction of                  3,796      963      1,432      6,191
cost of capital and of guarantees
Cost of capital                                                 (123)     (80)      (382)      (585)
Cost of time value of guarantees                                 (84)    (101)       (24)      (209)
                                                                4,228    2,506      1,565      8,299

EEV basis shareholders' funds at 1 January 2004             Long-term business operations
                                                               UK and                          Total
                                                               Europe  Jackson             long-term
                                                            Insurance National      Asian   business      Other    Group
                                                           Operations     Life Operations operations operations    total
                                                                 GBPm     GBPm       GBPm       GBPm       GBPm     GBPm
Analysed as:
Statutory IFRS basis shareholders' funds                          608    2,470        562      3,640      (128)    3,512
Additional retained profit on an EEV basis                      2,907     (58)        695      3,544      (176)    3,368
EEV basis shareholders' funds at 1 January 2004                 3,515    2,412      1,257      7,184      (304)    6,880
Comprising
Free surplus                                                      256      624      (314)        566
Required capital                                                  165      964        752      1,881
Value of in-force business before deduction of                  3,272      998      1,188      5,458
cost of capital and of guarantees
Cost of capital                                                  (66)     (82)      (332)      (480)
Cost of time value of guarantees                                (112)     (92)       (37)      (241)
                                                                3,515    2,412      1,257      7,184


13. RECONCILIATION OF NET WORTH AND VALUE OF IN-FORCE BUSINESS
                                                                                                                   Total
                                                                           Free  Required      Total  Value of Long-term
                                                          Note          Surplus   Capital  Net Worth  In-Force  business
Reconciliation of Net Worth and Value of In-force                          GBPm      GBPm       GBPm      GBPm      GBPm
business

Shareholders' capital and reserves at 1 January                             566     1,881      2,447     4,737     7,184
2004:

New business contribution                                    5            (396)       254      (142)       666       524

Expected return on existing business                                         35                   35       413       448

Existing business - transfer to net worth                                   635      (95)        540     (540)         0

Changes of operating assumptions and experience                             (1)      (39)       (40)         4      (36)
variances

Non-operating change of assumption and experience  variances                 45        74        119       235       354

Profit after tax from continuing operations                                 318       194        512       778     1,290

Exchange rate movements                                     12             (71)      (67)      (138)     (124)     (262)
Discontinued operations, net of tax                                          33                   33                  33
Amounts injected, released and transferred to/from life and               (146)       194         48         6        54
related businesses

Shareholders' capital and reserves at 31 December                           700     2,202      2,902     5,397     8,299
2004


(i) Net worth consists of statutory solvency capital (or economic capital where higher) and unencumbered capital.


(ii) Value of in-force business includes the value of future margins from current in-force business less the cost of holding encumbered capital.


14. SENSITIVITY OF RESULTS TO ALTERNATIVE ASSUMPTIONS


a) Sensitivity Analysis - Economic Assumptions


The tables below show the sensitivity of the embedded value as at 31 December 2004 and the new business contribution after the effect of required capital for the full year 2004 to:


*1% increase in the discount rates


*1% increase and decrease in interest rates, including all consequential changes (assumed investment returns for all assets classes, market values of fixed interest assets, risk discount rates)


*1% rise in equity and property yields


*10% fall in market value of equity and property assets (not applicable for new business contribution)


*Holding company statuatory minimum capital (by contrast to economic capital)


In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

                                                                                  UK and
                                                                                  Europe    Jackson      Asian     Total
                                                                               Insurance   National operations long-term
                                                                              Operations       Life
                                                                                    GBPm       GBPm       GBPm      GBPm
New business profit
As reported (note 5)                                                                 241        145        355       741

Discount rates - 1% increase                                                        (40)       (22)       (42)     (104)
Interest rates - 1% increase                                                         (4)        (1)        (5)      (10)
Interest rates - 1% decrease                                                         (1)       (33)          3      (31)
Equity/property yields - 1% rise                                                      13         16         13        42

Embedded value of long-term operations
As reported                                                                        4,228      2,506      1,565     8,299

Discount rates - 1% increase                                                       (366)       (83)      (218)     (667)
Interest rates - 1% increase                                                         144      (109)       (14)        21
Interest rates - 1% decrease                                                       (179)         30       (32)     (181)
Equity/property yields - 1% rise                                                     264         24         98       386
Equity/property market values - 10%                                                (416)       (54)       (44)     (514)
fall
Statutory minimum capital                                                              0         43        326       369



b) Sensitivity Analysis - Non-Economic Assumptions


The tables below show the sensitivity of the embedded value as at 31 December 2004 and the new business contribution after the effect of required capital for the full year 2004 to:


*10% proportionate decrease in maintenance expenses (a 10% sensitivity on a base expense assumption of GBP10 p.a. would represent an expense assumption of GBP9 p.a.


*10% proportionate decrease in lapse rates (a 10% sensitivity on a base assumption of 5% would represent a lapse rate of 4.5% p.a.)


*5% proportionate decrease in base mortality and morbidity rates (i.e increased longevity)

                                                                          UK and Europe     Jackson      Asian     Total
                                                                              Insurance    National operations long-term
                                                                             Operations        Life
                                                                                   GBPm        GBPm       GBPm      GBPm
New business profit
As reported (note 5)                                                                241         145        355       741

Maintenance expenses - 10% decrease                                                   7           4         12        23
Lapse rates - 10% decrease                                                            9          13         28        50
Mortality and morbidity - 5% decrease                                              (24)           3          8      (13)
Change representing effect on:
Life business                                                                         1           1          8        10
Annuity business (i)                                                               (25)           2          0      (23)

Embedded value of long-term operations
As reported                                                                       4,228       2,506      1,565     8,299

Maintenance expenses - 10% decrease                                                  32          33         45       110
Lapse rates - 10% decrease                                                           67          44         78       189
Mortality and morbidity - 5% decrease                                              (68)          69         43        44
Change representing effect on:
Life business                                                                         3          65         43       111
Annuity business (i)                                                               (71)           4          0      (67)

(i) The JNL annuity sensitivity for mortality and morbidity relates to variable annuity business


15. Reconciliation of Achieved Profits to EEV basis results

New business profits
                                                                                                          2004
                                                                                UK/Europe    JNL  Asia   Total
                                                                                     GBPm   GBPm  GBPm    GBPm
Impact of adoption of European Embedded Value basis:
Changes in economic assumptions                                                        10    (8)   (5)     (3)
Time value of options and guarantees                                                  (5)   (29)     4    (30)
Changes in risk discount rates                                                          6     30    55      91
Fund management business falling within the scope of covered business                  10      4     3      17
Other changes                                                                           0    (8)  (14)    (22)
Total changes                                                                          21   (11)    43      53
Achieved profits basis operating profit from new business - as previously             220    156   312     688
published
European Embedded Value basis operating profit from new business - as restated        241    145   355     741

Investment return and other income
                                                                                                          2004
                                                                                                         Total
                                                                                                          GBPm
Impact of adoption of European Embedded Value basis:
Allocation of investment return in respect of centrally held capital, in respect of Asian                 (22)
businesses,
to operating result of Asian business
Projected Fund Management result for 2004 in respect of covered business                                  (22)
incorporated in opening EEV value
Total changes                                                                                             (44)
Achieved Profits and IFRS basis result                                                                      44
European Embedded Value basis                                                                                0

Shareholders' funds (excluding minority interest) at 31 December 2004                                     2004
                                                                                                         Total
                                                                                                          GBPm
Changes consequent on adoption of IFRS:
Timing difference on recognition of dividend declared after balance sheet date                             253
Shareholders' share of deficit on UK defined benefit pension schemes (net of deferred tax):
Statutory IFRS basis                                                                                     (115)
Additional change for shareholders' 10% interest on the achieved profits basis in the deficit
Attributable to the PAC with-profits fund                                                                 (47)
Goodwill                                                                                                    94
Other items (net of related tax)                                                                          (19)
Total changes                                                                                              166
Achieved profits basis shareholders' funds, net of minority interest - as                                8,596
previously published
Achieved profits basis shareholders' funds, net of minority interest - as                                8,762
restated
Impact of adoption of European Embedded Value basis:
Changes in economic assumptions                                                                             32
Changes in the cost of required capital                                                                  (269)
Time value of options and guarantees                                                                     (209)
Changes in risk discount rates                                                                             427
Fund management business falling within the scope of covered business                                      200
Marking core debt to market value                                                                        (225)
Other changes                                                                                            (103)
Total changes                                                                                            (147)
European Embedded Value basis shareholders' funds, net of minority interest                              8,615



INDEPENDENT AUDITOR'S REPORT TO PRUDENTIAL PLC ON THE EUROPEAN EMBEDDED VALUE BASIS SUPPLEMENTARY INFORMATION


In accordance with the terms of our engagement letter, we have audited the European Embedded Value ('EEV') basis supplementary information of Prudential plc ("the Company") as at 31 December 2004.

As described in the basis of preparation the EEV basis supplementary information has been prepared in accordance with the European Embedded Value Principles issued in May 2004 by the European CFO Forum ("the EEV Principles").

Our report was designed to meet the agreed requirements of the Company determined by the Company's needs at the time. Our report should not therefore be regarded as suitable to be used or relied on by any party wishing to acquire rights against us other than the Company for any purpose or in any context. Any party other than the Company who chooses to rely on our report (or any part of it) will do so at its own risk. To the fullest extent permitted by law, KPMG Audit Plc will accept no responsibility or liability in respect of our report to any other party.


Respective responsibilities of directors and KPMG Audit Plc

As described in the basis of preparation, the directors of the Company are responsible for the preparation of the EEV supplementary information in accordance with the EEV Principles. It has been prepared as part of the Company's conversion of its supplementary information, previously prepared in accordance with the guidance issued in December 2001 by the Association of British Insurers entitled "Supplementary Reporting for Long Term Insurance Business (the Achieved Profits Method)" ("the Achieved Profits basis") to an EEV basis. Our responsibilities as independent auditors are established in the United Kingdom by the Auditing Practices Board, our profession's ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to you our opinion as to whether the EEV basis supplementary information has been properly prepared, in all material respects, in accordance with EEV Principles using the methodology and assumptions set out in the notes. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit.


Basis of audit opinion

We conducted our audit having regard to Auditing Standards issued by the U.K. Auditing Practices Board. An audit includes examination, on a test basis, or evidence relevant to the amounts and disclosures in the EEV basis supplementary information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the EEV basis supplementary information, and of whether the accounting policies are appropriate to the group's circumstances, consistency applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the EEV basis supplementary information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in EEV basis supplementary information.

Emphasis of matter

Without qualifying our opinion we draw your attention to the following matters.


* As described in the basis of preparation note to the EEV basis supplementary information, the next annual financial statements of the Group will be prepared in accordance with IFRS adopted for use in the European Union. The accounting policies that have been adopted in preparing the IFRS financial information, which forms the starting point of the EEV basis supplementary information, are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRS adopted for use by the European Union.


*As described in the basis of preparation note to the EEV basis supplementary information, as part of its conversion from the Achieved Profits basis to an EEV basis, the Company has prepared the EEV basis supplementary information for the year ended 31 December 2004 to provide the comparative supplementary information expected to be included in the Company's first complete set of EEV basis supplementary information to be included in the annual report for the year ending 31 December 2005.


Our report has been prepared for the Company solely in connection with the Company's conversion of its supplementary information, previously prepared on the Achieved Profits basis, to an EEV basis.


Opinion

In our opinion, the accompanying EEV basis supplementary information for the year ended 31 December 2004 has been properly prepared, in all material respects, in accordance with the EEV Principles using the methodology and assumptions set out in the notes.




KPMG Audit Plc
Chartered Accountants
London
12 December 2005




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 December 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn
                                              Director of Public Relations